Sun Life Assurance Company of Canada (U.S.)
One Sun Life Executive Park
112 Worcester Street
Wellesley Hills, Massachusetts 02481

August 12, 2009

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-0506

Re:	Sun Life of Canada (U.S.) Variable Account F ("Registrant")
Sun Life Assurance Company of Canada (U.S.) ("Sun Life") ("Depositor")
Post-Effective Amendment No. 25 to the Registration Statement on Form N-4
(File Nos. 811-05846 and 333-83362)

Commissioners:

      Conveyed herewith for filing pursuant to the Securities Act of 1933 (the “Act”) and the Investment Company Act of 1940 is Post-Effective Amendment No. 25 (the “PEA 25”) to the above-captioned Registration Statement.  The purpose of PEA 25 is to respond to comments made by the SEC staff on Post-Effective Amendment No. 24, filed with the Securities and Exchange Commission (the “Commission”) on August 3, 2009 (“PEA 24”).

      The Commissions staff’s oral comments of August 10, 2009, are listed below.  Following each comment is our response to that comment. Unless otherwise noted, all page references are to the courtesy copy of the prospectus included in PEA 24.

Pages 7 and 62:  Right to Return

Registrant has not clarified in the disclosure that, in states requiring return of premium, the Contract Owner will always receive the greater of Account Value or Purchase Payments on free look.  Suggest rewriting the paragraph to include such a statement and making comparable changes on page 62 under “Right to Return.”

RESPONSE:  On page 7, Registrant has rewritten the first three sentences under this heading to read as follows:

Your Contract contains a “free look” provision. If you cancel your Contract within 10 days after receiving it (or later, if allowed by your state), we will send you your Account Value less any “adjusted” purchase payment interest, (please see “Right to Return” under “Other Contract Provisions” for the calculation of Adjusted Purchase Payment Interest) as of the day we receive your cancellation request, in good order. (This amount may be more or less than the original Purchase Payment). In states requiring return of Purchase Payments, we will send you the greater of (1) your Surrender Value as of the day we receive your cancellation request or (2) your total Purchase Payments made as of that date.  Except when we return Surrender Value, we will not deduct a withdrawal charge or a Market Value Adjustment.

Comparable changes have been made under “Right to Return” on page 62 (page 61 in PEA 25).

Pages 10 – 11:  EXAMPLE

There is no requirement to include the deduction of Purchase Payment Interest in the Example unless we want to.

RESPONSE:  Registrant has decided to continue to show the deduction of Purchase Payment Interest in the Example fees and charges shown in the fee table.

Page 31:  OPTIONAL LIVING BENEFIT:  SUN INCOME RISER

In the first bullet point on page 31, the words “at issue” have been added.  Has this change been made to IOD III Escalator?

RESPONSE:  Registrant had already added to words “at issue” to the comparable statement under IOD III Escalator.

Page 32:  How SIR Works

After the SIR Bonus Period is over, isn’t the contract owner better served by taking his full withdrawal amount every year?  If this is true, state so in the prospectus.

RESPONSE:  Registrant has revised the disclosure in the box on page 32 by replacing the second and third to last sentences of the first paragraph with the following:

After the SIR Bonus period is over, you will no longer be eligible for the 6% bonus each year and it may be in your interest to take the full Annual Withdrawal Amount each year. However, any withdrawal will reduce your Account Value as well as your chances of a higher Annual Withdrawal Amount through step-up.  When to take withdrawals will depend upon your own situation. You should discuss your living benefit options with your financial advisor.

Page 39:  Death of Participant with Single-Life Coverage

A sentence or two should be added to the end of the boldface paragraph under this heading to clarify that co-owners need to be spouses if they want to continue their contract and appropriate living benefit rider.  In addition, disclosure should be added under “Spousal Continuance” to clarify that spousal continuance is available under both individually-owned Contracts and co-owned Contracts.

RESPONSE:  At the end of the boldface paragraph under this heading on page 39 (and the similar paragraph on page 49), the following sentences have been added.

Note also that Beneficiaries who are not spouses cannot continue the Contract (see “Spousal Continuance”) or any living benefits under the Contract.  Co-owners who are not spouses should, therefore, discuss with their financial advisor whether a living benefit is appropriate for them.

Also the first two sentences under “Spousal Continuance” have been replaced with the following:

Under an individually-owned Contract, if you are the Covered Person and your spouse is the sole Beneficiary, upon your death, your spouse may elect to continue the Contract by becoming the new Participant and new Covered Person, rather than receive the death benefit amount. Under a co-owned Contract, if you and your spouse are the Covered Persons and sole Beneficiaries, upon the death of either you or your spouse, the surviving spouse may continue the Contract as the sole Participant and sole Covered Person.  In either case, we will not pay a death benefit, but the Contract's Account Value will be equal to your Contract's death benefit amount.

Page 41:  Appropriate/Inappropriate Box

The word “store” appears in two bullets in the box.  Consider changing to “store or bank.”  Also in the third paragraph under the box, consider changing the bold face sentence into three separate sentences which clearly describe what happens if you do not take your full Annual Income Amount each year.  Also consider adding the word “more” after the words “IOD II Escalator is” in the third paragraph under the box.

RESPONSE:  In the third bullet point the word “store” has been replaced with the words “store or bank” and in the fifth bullet point the word “storing” has been replaced with the words “storing or banking.”

In the third paragraph after the appropriate/inappropriate box, the bold face paragraph has been expanded as follows:

Under IOD III Escalator, if you forgo withdrawing all or any part of your Annual Income Amount in any one year, that amount will be stored or banked in the Stored Income Balance for use in later years.  In any future year, you may take more than your Annual Income Amount by drawing from that amount which you have stored or banked.  Thus, in future years, you can take your full Annual Income Amount plus all or a portion of that amount which you have stored or banked.

The third sentence of third paragraph after the box has been revised to read as follows:

Whereas Sun Income Riser may be appropriate if you need a set amount of income every year, IOD III Escalator is more appropriate if you need flexible income amounts from year to year.

Page 74:  Glossary:  Due Proof of Death

Change back to the original language because you cannot impose a stricter requirement on the Contract Owner and because as rewritten, it suggests that a beneficiary would have to produce both a death certificate and a court order confirming death.

RESPONSE:  Registrant has rewritten this definition as follows to clarify the disclosure:

Receipt by the Company of (1) an original certified copy of an official death certificate or an original copy of a decree of a court of competent jurisdiction as to the finding of death and (2) any other information or documentation required by the company that is necessary to make payment (e.g., taxpayer identification numbers, beneficiary names and addresses, state inheritance tax waivers, etc.).

MISCELLANEOUS:  All other exhibits, financial statements and any other required disclosure not included in the Registration Statement must be filed in a post-effective amendment to the Registration Statement.

RESPONSE:  All required exhibits, financial statements, and other disclosure have also been added.

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Template Filing

This PEA 25 (along with PEA 24 and Post-Effective Amendment No.23 to the above captioned Registration Statement) serve as a "Template" filing for several other variable annuity Registration Statements (the "Replicate Filings") of Sun Life.  Using disclosure substantially identical to that used in the Template, the Replicate Filings will amend various Sun Life prospectuses to add the new living benefits.  By means of a separate letter, dated July 21, 2009, Sun Life and its separate accounts have sought SEC permission to make the Replicate Filings pursuant to Rule 485(b)(1)(vii) under the Act.

Acceleration Request and Representations

Registrant believes that PEA 25 and this letter are responsive to Staff comments and, therefore, Depositor and its principal underwriter, Clarendon Insurance Agency, Inc., intend to make an oral request for acceleration of the effective date of Amendment to August 17, 2009.  The Depositor and its principal underwriter are aware of their obligations under the 1933 Act.  Specifically, the Depositor acknowledges and represents that

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the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Depositor or the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing;

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should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to any aspect of the filing, including the request for acceleration cited above; and

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neither the Depositor nor  the Registrant may assert this action to accelerate as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, the Depositor acknowledges and represents that

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the Depositor and the Registrant are fully responsible for the adequacy and accuracy of the disclosure in the filing, regardless of any comments made by the Staff of the Commission with respect to the disclosure or any changes in the disclosure in response to the Staff’s comments;

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any comments made by the Staff of the Commission with respect to the disclosure in the filing, or any changes in the disclosure in response to the Staff’s comments, do not foreclose the Commission from taking any action with respect to any aspect of the filing; and

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neither the Depositor nor the Registrant may assert, as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States, any comments made by the Staff of the Commission with respect to the disclosure in the filing or any changes in the disclosure in response to the Staff’s comments.

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Please direct all questions and comments to the undersigned at (781) 263-6402 or to Thomas C. Lauerman, Esquire, of Jorden Burt LLP at (202) 965-8156.

Respectfully yours,

/s/ Sandra M. DaDalt

Sandra M. DaDalt
Assistant Vice President & Senior Counsel